November 23, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management
100 F Street, NE
Washington, DC 20549
Attn: Patrick F. Scott

Re:	Delaying Amendment for The MainStay Funds on behalf of MainStay High Yield Corporate Bond Fund Registration Statement on Form N-14 (File No. 333-214498)

Ladies and Gentlemen:

Pursuant to Rule 473 under the Securities Act of 1933, as amended (the “Securities Act”), The MainStay Funds (the “Registrant”) is hereby filing a delaying amendment with respect to its registration statement on Form N-14 (the “Registration Statement”) relating to the proposed reorganization of MainStay High Yield Opportunities Fund with and into MainStay High Yield Corporate Bond Fund. The Registration Statement was filed with the U.S. Securities and Exchange Commission (the “Commission”) on November 8, 2016, pursuant to Rule 488 under the Securities Act.

The Registrant hereby amends the Registration Statement to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

Pursuant to the requirements of the Securities Act and Rule 478 thereunder, this delaying amendment has been signed on behalf of the Registrant, in the City of Jersey City and State of New Jersey on the 23rd day of November, 2016.

No fees are required in connection with this filing. If you have any questions or comments, please do not hesitate to contact Thomas C. Bogle at Dechert LLP, counsel to the Registrant, at (202) 261-3360.

Sincerely,

/s/ J. Kevin Gao

J. Kevin Gao
Secretary and Chief Legal Officer
The MainStay Funds